2023 REPORT

The SMART Tire Company

LETTER

Dear investors,

Building a hardware company is hard -- but we're making great progress. Revenue is up, we secured additional grant funding, our R&D is progressing, and we continue to win awards. Our bicycle tire waiting list is approaching 15,000, and customers have already put their money where their mouths are by funding our Kickstarter campaign (goal met within the first 15 minutes!). We've had some delays, especially with our supply chain, testing and partners, but we're getting close to the original vision. 2024 is our year!

We need your help!

Investors can help the company by continuing to spread the word about our products and technology. Please follow us on social media, share our posts, and educate others about the power of RegCF crowdfunding. Sign up for our bicycle tire waiting list on smarttire.com and email us with your questions and concerns. Educate yourself on the tire industry, shape memory alloys, and the WHY of sustainable airless tires, so we can effectively change the future of transportation together!

Sincerely,

Brian Yennie

CTO

Earl Cole

CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

We secured an SBIR grant with the EPA to investigate sustainable reuse of shape memory alloys.

We continued to generate revenue for lunar tires and ran a successful Kickstarter campaign

We were named a TIME Best Invention of 2023

☹ The Bad

R&D and supply chain challenges have delayed our mobility product launches

We are not yet profitable

Overall funding environment is weaker than a year ago

2023 At a Glance

January 1 to December 31


$$$$

$240,319 **+138%**
Revenue



-$622,499
Net Loss


IOU!

$6,737 **[84%]**
Short Term Debt



$48,000
Raised in 2023



$166,370
Cash on Hand
As of 04/25/24

INCOME BALANCE NARRATIVE

Revenues Profit



$100,895
-$715,155
$240,319
-$622,499
2022
2023

Net Margin: -259% Gross Margin: 80% Return on Assets: -129% Earnings per Share: -$0.06

Revenue per Employee: $60,080 Cash to Assets: 54% Revenue to Receivables: 525

Debt Ratio: 12%

Financials-Combined.pdf

We ❤ Our 2,878 Investors

Thank You For Believing In Us

Sudhanshu &...
Anju Yadav
Hector Melendez
Michael Rains
Leon Dingle
Penny Callis
Jackie Frederick
William Pennington
John Pereira
Exel Fairclough
Richard Clement
Shelia Cozine
Icy Williams
Midian Jones
Joe Long
Jacob Weikert
Thomas Wuttke
Alex Lebon
Meredith Webb
David Macario
Erica Scott
Michael Balle
Brenda Hewitt
Jaime Collazo
Pam Moss
Marquis Bentley
Ashrafe Ewida
Martin D.
Charles Johnson
Deborah Moore
William Cook
Pol Llovet
Rudolf Capek
Nira Sheppard
Karen Watanabe
Samuel K Ameyaw M...
Esono Mba
Jeff Wilber
Christopher Rhude
Abhishek Choudhary
R Michael Critchfield
Carlo Crovato
Kelleen McGee
Louis Peterson
James Simpson
Rajeev Verma
Amanda Wallace
Craig J. Vom Lehn
Sean Porter
Alfonso Aduna
Jeannette M Jackson
Rodney Thomas
Paul Kapsar
Andre Harrell
Alan Thielke
Casey Williams
Michael Van...
Anthony Stornetta
Herman Venter
Jeremy Schaffer

Hiram Wong
Keith Freeman
Tre Baker
Drew Barnett
Latosha Prayer
Marques Mason
Dwight William...
Ivy Edmonds-Hess
Kathleen JUNGCK
Mary Graham
Kim Harmon
Sherry Hubbard
Paul Sheppard
Tal Rachleff
Timothy Stonedance...
Henry C Hight
Amarkanth...
Anthony J. Giordano
Michael Carmel
Louinique Noel
Tiffany Christina...
Fern Pessin
Seth Defore
Stan Michael Kramarz
John Taiwo Ojoko
James Lai
Irene Lee
Dean Morgan
Lloyd L Williams
Jeffrey Scales
Anne Keall
Alexander Beviss
Jalem Correia
Arthur Seligman
Devin Curry
Ligia Oancea
Teresa Marie...
Sean Valinoti
Michael Deutcher
Johnny Linebarger
Henri Fulgence
Paul Vassalotti
Nicholas Mensah
Michael Rose
Peter Wiggin
Surya Deo Prasad-...
Melvin O'neil...
Whole Witt
Oliver Landaetta
James F Davis
Casey Allen
Len M
Denis Tronin
Brian Yennie
Sinh Le
Jesse Oliver Sanford
Azsa Loren Manio
Jason Laurence...
Scott Anderson
Daniel Ashbaugh
Farooq Shah
Kathy Mirabella
Grady Warren
Angela Reid
Junesa Johnson
Dave Popovich
Jeffery Gray
Karen Meighen
Maria DeJesus
Laurie Hopkins
Jason F Valentino
Juan Edward...
Manish Chabria
Emah Anyang
Jonathan Anders
Samuel F Stewart
Joseph Leonetti
Stephanie Leon
Tan Quan Nguyen
Joseph M. Kazy
Leonard R. Pease
Amanda J. Hardesty
Gloria Bradfute
La Rond Johnson
Debbie Bilodeau
Sadhasivaraj...
Harold Albaugh
Hatem Rowaihy
Michael Quinn
Jessica Hutson
Andrew Stewart
Goutam Torvi
Jamah Williams
Susana Christrina...
Keith Davis
Ben Hoffman
James McQuillen
Lloyd Holbrook
Scott Burrell
Charles Daniels
Michael Andrew Luff
Mirko Turrina
Gabriel Andral
Richard Daniels
Peter KazSol
Joy Bose
Silvr Tabz
Yvette C Van Seters
Franklin William Hunt
Regina Smith
Mekela Whyte-...
Michael Z Furer
Lance Burgess
Chirag Patel
Troy Kleffner
Frederick Reed
Alexandre Pinhel
Niki Dawidowicz
Frank Lombardo
Sarath V
Allan Terry
Luria Johnson
Catherine Pelletier...
Hakiem Shorter
Wilfrid Jean-francois
Kj Surkan
Wouter Van Der Ley
Lek Earliv
Dylan Hundley
Lori Shields
Marlon Wilson
Ellen Spatt
Robert Nordland
Justin Buzzard Sr.
Jessica DeBurro
Yvette Kone...
Tashmarie Smith
Vijay Machado
Andrea Neff
Zachary Gorman
Isaac Donkor
Joseph Gabunilas
Gregory Rodriguez
Seckin Can Sahin
Derrik Oates
Michelle Laucke
Carol Lampe Heksem
Miss Foluke Fajumi
Angelina Blackburn
Shari Johnson
Gabriel De La Hoz
Annette Roll
Henry Anthony
Joseph Camuso
Kevin Rivera
Larry Coulson
Lawrence Williams
Ricardo Stieglitz
Matthew Eisner
Nicky Golbahar
Sean Brandel
Frances Pizzuto...
Angela Reis
Domino Ireland
Richard Burton
Mario Vicente Sánchez
Bruce Paul Miebs
Joy Bobo-Beasley
Stefanos Voskaridis
Jason Bechtel
Nora Hammerschmidt
Richard Midgett
Derek Edward SLATE
Bryce Butler
Richard L McNelly
Dakeem M Coleman
Tony Davis
Stephen Alberson
Malvis Campbell III
Gemechu Getachew
Valerie Warner
Andrea Vitz
Kamaldeep Heer
Ninja Cook
Lawrence Vulis
Bhaskara Kodavati
Anthony Shay
Michelle Jackson
Kristin Juel
Patric Beer
Edi Okoro
Sune Colding
Winston Beckwith
Baron Huntington
Eljon Greene
Deepa Ayer
Jim Dobbins
Natalie Kronick
Tiffany Lee
Maurice Volaski
Brian D Carriere
Filip De Hauwere
Dorian Patchin
Mario Hoek
Oswin M Browne
Cynthia Gonzales
Rajeev Roychand
Cuong Khai Ly
Joseph C Skipwith
Christoforos...
Sumith Jain
Terry Rose
Terrence Billings
George Grubbs III
John Mansfield
Mary Currier
Johnny F Monrose
Donald Crenshaw
Evan J SEGAL
David Burt
Henry B Harris
Mary Christine Green
Bobby Gentry
Daniel Kihanya
Dino Mercader
Susan Michele Tadei
Jason Haxton
Hailey Kilian
Jacob Youngman
Kannan Govindasamy
Erik Forbes Johnson
Joe Edmonds
John Felgate
Todd Cowles
Clifford Cowen
Cara Stinson
Kathy Link
Azi Amirteymoori
Wayne Goodman
Muthu SANKARAN
Mark Bruckner
William Vartorella
Carol Parker Presutti
Zvikush Oren
Cody Heisinger
Stephen Ettinger
Aubrey Crooke
Sundeep Ahuja
Abraham S Massil
Victor Myers
Dominick Savillo
Trippy Jack
Stephen Newton
Chuck Jazdzewski
Offe Lac
George Davis
Ronald E Faus
Erica Guillory
Beth Zwynenburg
Terence Yancey
Jazzy Skor
Jake Walko
Jerry Brown
Elijah Carroll
Daniel HINKLE
Erica Emmanuel
James Baxter
Carter Chung
Joel Benjamin...
Ben Romero
Bradley S Flatoff
Ka Cee Hend
John Romero
Stephanie Drake
Chris Atkins
Yvonne Yeboah
Ronald Isenburg
Jon Jon Salon
Kjell Nace
Turquoise Atkins
Tim Howes
Chima Agbam
David Carrillo
Robert Ritch
Linwood D Holmes
Kenneth W. Williams
David LaGrange
Scott E Kaplan
Travis Snoderly
Kirit K Patel
Matthew Ferree
Brad Kessler
Dana Patrice Hill
Grey Damien
Milan Klincok
William Roberto...
Ignas Galvelis
David Williams
Michael C DesCombaz
Georgina A Padilla
Gerard Honiss
George Major
Michael Arsenault
Andrew R. Gaul
Sue Porter
Drew Gibson
Michael Louis Helperin
Tressa Lynn Fischer-...
George Simons
Bryan Przeslak
Rachael Holly
Taiesha Washington
Jehu E Peets
Matt Avalon
Susan Sherwin
Angela Lanier
Stanley Saintelus
T Lawrence
Jeffery Wright
Rhonda Bates
Ericka Venegas
David Seeman
Catherine M Roe
Claude Fisher III
Shaligram Sharma
Ricardo Maciel Reis
Renaldo Baucom
John Cairns
Yehuda Soewargo
Javier Evelyn
Vladimir Calugaru
Christopher...
Roderick Herron
Siemen Bastiaens
Jeremy Lewis
Alan Tran
Michael Burnham
Adam Donmoyer
Glenn Payne
Jewel Wall
Kamar Mustapha
Stewart Logan
Brian Roberts
Tiago Nakamura
Hon Fai Choi
Justin Henshaw
Brian Harrison
Daniel St Juste
Chris Jenkins
Patrick Lundquist
Katherine Blomquist
Michael PMX
Steve O'Dorisio
Andrew John Clinch
Pasala Ravichandran
Kim Thomas
Okwudili C Amaechi
Greg Halldorson
Pramod Rustagi
Sujit Jadhav
Hasheen Lockhart
Samuel Marshall
Tomi Brown
Bill Horobec
William Cox
Cb Hickman
Jacob Amanquah
Christopher Onwuka
Jerry Cellilo
Tony Guillory
Judy Tiberi
Prashant Rai
Luria Johnson
Nadhamuni R...
Lewis Palmer III
Müd Monéi
Joceylin Gonzalez
Rochelle Sigler
Mervin Mohamed
Adam Quirk
Willie C Ford Jr.
Rajeev Pillai
Antonio R Arrendell
Brandon Stallings
Hip Monta
Galina Reznik
Tiago Fernandes
Sabrina M Swainson
Dwayne Chin
Keith Moore
Theodora M Cross
Vivek Sachdeva
Yogi Mark
Edward S. Johnson, Jr.
Karl Ruddock
Patresha P. Pearson...
Dolores Terry
Keven Miller
Michael Spiegelman
Filip Gajšak
Ricky Montano
Christopher Manfredi
Tami Thompson
Christopher Marshall
Gregory Anderson
Jesse Roebuck
Dominic Reed
Peter Woods
Annie Lynn Yennie
Jeff Braisted
David Lanfair
Amber Walter
Andre Rougeau
Meghan May Hart
James Thorpe
Brandon S. White
James Gaines
Jennifer X Dominguez
John McDonough
Frank Priefler

Paul-alvin Chad Phan
Jason Bradley
Walter Foddis
Camille James
Tiru Mangalarapu
Derek White
Anthony Burdi
Elmir Chobanzada
Angelo L Gonzalez
Rumailah Buenavente
Caroline Yancy-Anih
Karrye Braxton
Tanya Matos
John Janecky
Johnny Dilemma
Joe Salgo
Mike Tedone
Peter DARRUDA
Tony Jones
Jasiel Moreno
Villads Claes
Marco Angelini
Craig & Teri Welsh
Darrell Toland
Candise HB
Kyle Seidel
P Fredinburg
Crystal North
Domenic Gigliotti
Robert C Pasker Jr…
Jon C. Young
Daniele Fornai
Adrian Van Luven
Bodie Thomas
Darren Kerstien
Jessica Fieldsoe
Mj Johnston
Brandon Richbow
Andrei Trimbitas
By City Motels
T. R. M. Utter
Aivaras Liutvinas
Matt Noades
Anders Lindström
Lauri Scharf
Nari Muhammad
Hillard Harrison
Kailash Gupta
Emmanuel Quist
Pamela Lee
Roberta Okey
Andrei Frincu
Brian Kamuda
Walter Giuseppe A.…
Rohan Bollareddi
Javan Ireland
Gabriel LEPADATU
Salvador Morales
Derek van Pelt
Roger Williams
Matthew Corey
Katrina Nichole Smith
Mark Richter
James Branham
Michael Hemmings
Joseph R Hannum
Timothy J Reiterman
David Montross
Nathan Boyer
Thomas Klauset…
Jefferson Pierro
Kd Ghana
Suzanne E Johannsen
Emma Faye Marbley
Alscott Shirley
Narayan Paudel
Frances Joan White
Hao Huang
Art Borja
Ed Gold
Long K. Lam
DelQuin L Jones Sr
Charles Portnoy
Andrew Sample
Jeri Starkey
Ricky Taylor
Rick Bolander
Carissa Phillips
Warren Evans
Jean Salvati
Deon Newton
H Joseph
Francesco Laus
Ashlee Gatgens
Eric Rector
James Johnson
Graeme Cran
Monique Lovelace
Luciano Buratti
Jim Briggs
Juliann Murphy
Rob Hirsch
Cammie Seymour
Nat Crane
David Neff
Heather A Boe
Shawn Wilson
Mit Patel
Silvio Gavioli
Shayne Roman
Levett M. Washington
Patty Boris
Rodrigo Quintero
R J Hamlett
Pat Lopez
Craig Hansen
Jose Graciano
Kevin Jordan
Tw Ferguson
Ricky Dugat
E Metcalf
James Kase
Taylor Connolly
Donna Studebaker
Lovro Soldo
Kesava Yerra
Jeffrey Clifton
Daniel Brown
David Pirrie
Alberta J Hightower
Justin Charles Mattson
John R Rust
Stephen C. Simms
Paul Rosenberg
Dan Wingert
Jimmy Mukofu
James E Warren
Rainer Filthaut
Paul Varkey
Robert Neal
Karen Smetana
Elith Williams-Holland
Hyoung Choi
Garfield Baxter
Neil Young
Gwen Evans
Andrea Nottingham
Zeus Miguel
David Simmons
Bing Pang
Walter Obunga
Don Beekman
Shelly Floyd
Egbe Sandrine…
Anthony Lee
Steve Hinton
Carl Butler
Matthias Gronwald
Dario Gabriel Palmero
Rafe Husain
Matt Russell
Sophie Lott
Andreas Piekarczyk
Erema Wiercinski
Yogi DESAI
Kamer Asli Albay
David Suson
Camilo Reyes Jaña
Johan Håkansson
Emmanuel Felicisimo
Steve Lewis
Donnie Eisenhart
Ron Woehler
Mary Carroll
Lorne MacEachen
Mike Seisbye
Gyamfua Gyamerah
Henry Jackson
Amber Qalagari
Eugene Harrison
Cole Tarbet
Dylan Curtis
Alexander Schmid
Stacy Gavin
Devon Nelson
Joseph Caveness
Michele Burns
Andrew Sousa
Ronald Richards
Ben Drummer
Nori Avidan
Gian Marco Prandi
Paul G
Gerard Fertig
Justin Keith
Michael Loyd
Christopher Caperton
Johannes Hoeltge
Adam Griebel
Christopher Williams
Robert McFadden
Colton Williams
Rotimi Adedeji
Denmis Walker
Robert E Lasher Jr
Quentin Cooks
Elizabeth Hightower
Morris Gelman
Key Stage
Clyde Greene
Sumanth Narra
Joan Rodríguez
Tysheika Brown
Alan Alan APURIM
Gandharv Bhatara
Dan Man
Cindie Jones
Cathy Villalobos
James R. Cunningham
Joey Hayes
Mark Salacinski
Di Gennaro Prosper
Ankh Atun
Tom Coleman
Pandora Jacobitz
Ali Najafi
Jose Alfredo Jimenez
Julie Fedorenko
Joseph Gramc
Micheal Dyson
Jamie Harrington
Pete Hernandez
Søren Lauritsen
Mark LoGalbo
Edward Wyrwas
Roberta Pasternack
Julius Smith
Peyton H
Ervin Parson
Mark John Hildebrandt
Iesha Smith
Allen Coulson
Kenny Douglas
Greg Mason
Alejandro Martinez
Natalie Couch
Michael Eastman
Kristina Chapman
Kristo Van Holsbeeck
Leo Favious Maximum
Bobby Booker
Bradley Childers
Tyler McCormack
Martin Stauber
Gutter Brothers
Ali Abdulla Rashed…
Jay Wilson
Reggie H
Patrick Morris
Joe Mensching
Kevin Chronister
Marcus Cassar
Sergio Pardo
Mehdi Patry
Joyko AMOUZOU
Stephen Mills
Thomas Thurston
Antonio Vega
Johnny Norred
Matthew Milner
Samantha Babinec
Robert Hainline
Debbie Brooks
Timothy J Whetstone
Chris D. Busick
Radd Haferkamp
Carol Y Endo
Kevin Fucile
Drew R BITTLE
John Groseclose
Julie Ann Delvalle
Taras Chuiko
Michael Silver
Karen Davis
Scott Armentano
Kameron Price
Paul Ruiz
Dr Blackmoor
Dade E Ronan
Adam Stant
Patricia Sides…
Austin Jay Igein
Ross C Nicholson
Omar Shamsaldeen
Nadim Kattan
Anthony Finney
John Young
Charlotte Giles
Millicent Dessau
Ranadheer Reddy
Rick Musil
Stacey Bell
Israel Mayo Molina
Kevin Smith
Martin Licudi
Heather Baker
George Kokkatt
Ken Bowman
Lauren Greenspon…
Sandra Small
Shawn Alexander
Chris Hansen
John Rein
Lloyd Holbrook
Charles Simpson
Collin Praster
Tommie Robinson
Abiola Ijalana
John A Torres
Ova Doce
Geoff Norman
Henri Burel
J V
Jack Sullivan
Raja Naidu
Juan Carlos
Joseph Barbaretta
D "Danny Sheen"…
Luke Green
Connie Olcott
Sean Winner
Iris Windom
Martin Kuster
James Miller
Sandeep Gedela
Cevdet Pamuk
Eric Nduhiu
Sushanta Das
Francois GEISER
Thomas Schultz
Sunil Kolawar
Janet Stang
Lavern Poppe
Sankara Naveen…
Lorene Dale
Lawrence Lipman
Brian Lemon
James W Bumb
Giascarlo Escarfullery
Kim Carter
Armin Eiber
Tim Lewis
Vandal Tran
Douglas JORDAN
Victoria Luong
Willie Adams
Lashawn Jefferson
Mary Helen D'Angelo
Jared Astrinos
Carl Adams
Oscar Ghelber
Britnie Stuward
John Craft
Aaron Pollack
Saul John Herrera
Edlin Choi
Dennis Reyes Capinpin
Nicole Cascella
Thomas Leikam
Nicole Tinson
Thijs Tuinstra
Reddy Ojili
David Hood
Donna Angel
Brian Wilson
Paweł Zejler
Samuel Wein
Wyatt Pruitt
Michiel "Emya" De…
Ignacio Capilla…
Chris Rider
Vincent Ribaya
Ariel Leyson
Danielle C
Laurence Ligon
Joseph Caveness
Mukesh Joshi
Soumojit Sarkar
Freddy Villamarin
Adam Andres…
Abasiodu Ikono
Joseph Yant
David Homuth
Natasha Dixon
James Dreibelbis
Anthony Shanik Mapp
Kaylan Bailey
Rupesh M
Alla Rivas
Skip Watson
Jacqueline Santiago
Adrian Jonathan…
Austin Johnson
Dat Vu
Jake W
Koshi Fukuda
Madhu Tummala
John Danesi
Hira Vishwakarma
Bob McMahon
Catherine Murray
Wendy J Merrill
James Lin
Paul A. Kalcic
Robert LOSCH
David Helliwell
Marie Carmel Joseph
Najeeb Haddad
Shana Sharp
Bruce Martin

Stan Lindenfeld
Heather Theisen
Marie Lys...
Richard McCue
Shanna Rucker
Ivy Turner
Bud Eugene
Moncellia Scott
Dominik Bremser
Deborah Cantrell
Dylan Cain
Wilson Caton
John Arzu
Colin Clarke
John Jones
Candise Jenise Hard...
Robert Smith
Willie Owens
Kingahnah Nolligan
Langston Antosek
Edward Panes
Tracey Carrillo
Marion Kevin Harris
Al Pascua
Brandie Henry
Jacob Lefker
Latique Greene
Patrick Pagano
Benedict Paras
Diana Christine...
Thomas Riedhammer
Kris Figueroa
Evan Mignogna
James Alan Phillips
Greg Dalin
Joel Hansen
Rudy Guajardo
Mike Snow
J Brian Davis
Carlos Valerio
Peter Barba
Andy Bauch
Jay Summet
Henri A Rich
Julia Valdez
Boulkoroum FARID
Mira Kracke
Scott Walker
William Mullenix
Jared Valdez
Daniel Moles
Marsolier Jean-Luc
Jerome Anderson
Jason Repchak
Anthony Callahan
Harry Cohen
Ross Warren
James Jenkins
Alfredo De Leon
Jeannie Pham
Zeus Carrete
Ben Levin
Alfred She
Eugene Mc Elroy
Fira Rabkin
Richard Scalice
Roland Rodene
Cory Cook
Alex Doty
Timothy IJIWOYE

Raymond J. Ellis
Brian Heller
Robert Samol
Sam Kljajic
Mary Kay Rathke
Gary W Vollan
Sydi T
Annie Valli
Keri Bud
Chris Bonneau
Myron H Rasmussen
Miguel Castaneda...
Lanoka M. Livingston
Joyel Schaefer
G Cavalin
Abhilash Reddy
Richard N Sales
Richard Swogger
Eric Roman
Damian Van Erk
Larry Mawby
Michael Carr
Kathy Feeney
Theodore R Miller
Poz Piercer
Nicolas Cendoya
Auxilium Veritas
Douglas O. Treisman
James A. Myrick
Tametra Johnson
Roberta Blair-...
Selim Elhadj
Johnny Stegall
Gerard Viegas
Kun Woo Lee
William Chuang
James Nieman
Nathan Milholin
John Goodman
Prince Kumar
Michael Thomas Carey
Sumant Martin Desaraj
Joshua Moore
Stoney Lowstetter
Michael Doby
Donald Smith
Kevin Oh
Manoj Kunchala
Faustina Iroha
Sudheer Hegde
Michael Bonner
Shawn Millian
Harri Jäälinoja
Casey Anderson
Keri Utley
Nezamur Mollah
Himaja Banthikatla
Ed Scheel
Pieter Van Wauwe
Linda Cannar
Richard Mikolajczak
Michael Campbell
Connie Grimes
Adam Geyer
Genera Hunter
Virgilio Yabut
Christian M Carrico
Lynn Hayes
Lela Elliott
Andreas Klamann

David John KRAFT
Beall WILLIAM
Michael Brody
Moonshot DisruptX
Stacey Evans
Eric Reinberger
Brad Martone
Charnelle Cook
Nadine Campbell
Uplift Forever
Guillaume Grégory
Michael Martinez
Charles Hardesty
Theo J
Scott Blake
Marcos Palacios
Laura Bayne
Erskine Norris
Storm Connors
Robert Deckert
Dave Bequeaith
Jesse Geurtsen
Chester Cleveland
Quan Gu
Iason Bournas
Tracy A Newhart
Carlos Eduardo...
Hamid Javadi
Shantharam Shenoy
Clarence R...
Ilaria Galimberti
Nicholas Goossen
Giles Feinberg
Bill Weibel
Manuel Montalvo
Radek Sedlacik
Jay Fayloga
Alex Daley
Ryan LANE
Timothy Foley
Lisa Smith
Yogendre Kumar Patel
Daniel V Oxender
Sabrina Mitchell
Amy Maynard
Jan Wieronski
Torsten Gerhardt
Alex Rivas
Brian Smith
Gerald Pirchmoser
Jeff Arnold
David Boyd-Farmer
Phillip Bush
Brian Kester
Davor Dokonal
Ralph Davies
Wayne Starron
See Man CHAN
Gregg Weight
Jeffrey Bernstein
Ken Brady
Jasmine Huxtable
Johannes Schahn
Dahlia J Grant
Brian Joseph HUSKA
Nathan Evans
John Lynett, Jr
Larry E Proud
Jayson Seaver
Craig Cooper

Patricia A. Pettit
Andrew Mitchell
Joel Blenz
Franca Connell-Stubbs
C S
Thomas Chacon
Matthew James Neises
Scott Furgerson
Herman Kuusela
Margaret Hill
James Takishita
Nandor Kaposy
Sai Theja Penukonda
Michele Romelus
Charles Ward Seabury
Lenica Morales...
Marc Harvey
Yundi Quan
John Harkness
Jack McDaniel
Paul Cooper
Hareesha...
David Avard
Michael D PERRY
Andres Baresch
Clayton Rosenthal
K G
Habib Alavi
Kotaiah Chinnam
Denyze McRae
Gordon M
Andrew Bunney
Robert Amster
Farzana Kabir
Shinsuke Ikeda
Sarah Zhou
Chuckie Evans Jr
Rodney Cartee
Richard Christopher...
Anthony Sirabella
Heather Williams
Christopher Lohse
Jonathan Perrelle
Michael Atkins
Thembile Mtwa
Dan Gordon
Michael Mennell
Aaron Christensen
Chris Lieu
Chan SaeLee
Scott Wolf
Ronald J. De Santo
Quinton Adlesh
Uche Etunnuh
Kevin Flanders
Steven Deputy
Brian C Williams
Brent Beguin
Rezart Spahia
Patrick Thomas
Tracy Tanaka
Richard Eddy
Martin Nwosu
Patrick Jenne
Nancy Wright
Ah Reum Han
Marilyn Monter
Marcella Anderson
Jeffrey Allen Ceglarek
Christopher FOWLER

Oller Lee HARRIS
Igithia LLC
James Warner
Structures Twenty
John Kobe
Hector Bosa
David Posocco
Alejandro Colomar...
M Meinicke
Edward Kelly Medlock
Sean Moore
Isabel Arvelo
Mali LeBron
Hunter Harig
Alan Wilson Russell
Pradeep Mohan
Colin Biard
Kelly Conrow
Cara Delatorre
Angela Davis
Craig A Garrett
Lisa D (Jersey)
Elizabeth Sutherland
Danny Gan
Sina Nikayin
Blair Reeves
Chris LaLonde
Kasey Barrett
Sayvanna SFabian
Gianluca Fiorindi
Willie Buggs
Dean Myers
Steven Pickett
Michael Lyons
T. Pesic
Brien McKinzie
George Cook
Neil Ganshorn
Terrence Brown
S. William Ford
Adam Gorlovsky-...
Pamela Wackler
Jeff Henderson
Jorda Cire
Adam Catron
Frank Tran
Ángela Cuevas
Tim Lund
W Kim Colich
W C
Michael Teske
Myisha C. Stevens
Michael Schwalbach
Riley Jones
Alice Edwards
Anand Swaroop...
Felicia Powell
Richard Marks
Reginald C Wright
Barbie J Hartwell
Shelley Cole
Trilla Stalling
Brett Nesbitt
Micah Johnson-...
Cheng Fang Yang
Nicholas Bode
James R Cole
Michael Andrew
Carrie Lassiter
Peter Chrustowski

Todd Hahn
William Byrne
Martin Garcia
Aline Galimberti
Gregory Lukomski
Shanimie Afere
Kecia Brown
Jana D. Oberman
Talon Kujawa
Kelli Nakamura
Thomas Mueller
Thao Zeng
Blair Alexander
Marius Suratkevicius
V Guard Insurance...
Edwin Morales
Mario Taliana
Harold A Dusyk
Ben Barry Powered ...
Kevin Welch
Robbin R Dawson Gs...
Terry Briscoe
David Rockwell
Archie Winthrop...
William M Chiaiese
Penny Dabestani
Terry Johannesen
Lindsey Carpenter
Nadia Sherman
Ron Florence
Mark Viegas
Dominick Scarangella
Henry Hwang
Nick Guidoux
Scott William Elliott
Jason Hawksley
Isadore LUCERO
Jules Keghie
Scott Lobato
Youssef Barbour
Jeffrey M Griffin
Michael Mohlman
Jason Rigby
Yasmine Lara
Jacqueline Enriquez
Wendy Amato
James Soerens
Courtney D Campbell
Alexander Valdez
Philip Hulshizer
Christopher Sinden
Charles King
Michael R. Blair
Tim O'Toole
Jason Lutz
Onzo Brent Anderson
Richard Capone
Carlos Gomez
Nicholas Tubbs
Monica Kang
Frank Peart
Luis Gutierrez
David Pollard
Ashley Berrios
Nathan Chow
Marc Russell
Jeremy Vickery
Victor Hugo Rosales...
Lawrence M Gatz
Alex Garlen

Mark Tracy	Isaiah Fomunyam	Stephen Yoskowitz	Mattias Palmqvist	Gary Aaron	Peter Antypas
Anthony Jannini	Nikolay Bachiyski	Murtaza Hamdani	Isaac Nakamura	Catherine Akin	Jocelyn Eugenio
John Deren Gibson	Anthony Gabriel	Benjamin Zida	Joseph Dunbar	Tandra Lamikia...	Steven Karanja
Khanada Taylor	Vergel G VICENTE	Edward Butler	Brian Cooperider	Don Oswalt	Johannes Van Galen
Sushant Kishore	Mike Musso	Shelby Sommer	Pierre Marizco	Gloria S	Cynthia Voortman
Lois Martin	Ben Crane	Adam Rivette	Janine Bresnihan	Eric Pfitzenmaier	Kevin Moore
Dusty Swartz	Satyanarayana...	Jerry Irwin	Elizabeth Hunter-...	Lynn Walford	Farhad Farzaneh
Shana Sharp	Lisa M Marullo	Dan Revel	Eric Glidden	Lisa Costello	Kenneth Hollenbeck
Paula Jones	Daniel Hicks	Robert Kortyna	Mark Fox	Fely ANDRADA	Eric Schreiber
Christopher C Cole	Henry C Jorgenson	Michael Baker	Richard Bollinger	Joseph Bahanag	Christopher P Ortega
Aidan Carter	Wing Tak Kong	Scott Aldinger	Narain KAMNANI	Paul Eisenkramer...	Frederick Stevenson
Herbert Ernst	Michael Lee	Andrew Dombrowski	Christine Rainford	James P Mustard	Adam French
Jacob Feller	Lyle MARECHEAU	Rufus Thompson	Stephanie Whang	Venu Menon	Tara C Alexander
Ann Rowley	Pete H	William S. White	Budi Francisco	Oladipupo Akintoye	Princess Reeves
Cynthia J Sherman	Naresh Jhunjhnuwala	Mark Schroeder	Stacy D	La Quel Arthur	Stephen F. Branham
Blaine Cram	Benjamin H NEWMAN	Mathieu Bitz	Sarah Eshiwani	David Caler	Louis Gonzales
Carey Macon III	Renand Agenor	Alberto Andres Miguel	Nancy Watson	Ernest Swauger	Kishore Anjaneyulu
Michael Muller	William Dodson	John Ordway	Ronak Savla	Robert Marcel...	David Martinelli
Cecilia M Tellez	Mike Albar	Bruce Falk	Sunder Nelatur Raman	Jason Park	Eric Riffle
Ruth King	Brian Augenstein	David Rice	Joseph Owen	Bruce Sengkhamyong	William Hague
Manthan Narenkuma...	Kathleen A Rooney-...	Kahiah Allen	Mick Hall	Julian Fiatoa	Jose Valdez
Paramanaden...	Robert Alexander...	Jacob Esquenazi	Herb Brackin	Marci Wade	Christina Leary
Diane Robertson	Michael PEASEL	Mike Reyes	Harry A. Miller IV	Loletha Shephard	Tyler Burgess
June Chatman	Roy Johansson	Joseph Dirksmeier	Lorna Miedema	Kenard L. Ryles	Wc Scott Wilson
Matthew Vickers	Dan K Wolfe	Donna Harris-West	Arthur Brennan	Brenda Chae	Rayleon Ward
Isidra Darlin Valdez	Nitasha Walder	Timothy M Devine	Jonathan Duke Kaiser	Jodi Crowley	Catherine Aliaga
Elliot Isao Ito	Brandon Napoli	Rodger Smith	David Sides	Rahul Gujarathi	Melvin O Logan
Amel Whitwer	Erick Ortega	Roy Turnbull	Grace Hanson	Weber NIZA	Becky Jamieson
Katherine Lyn Green	Rolf L. MELANDER	Yudai Kajimoto	Leonardo Bussi	Trenton Jeffrey...	Abishek Raman
Matthew Whitehead	Khris Persaud	Harrin Bussi	Moshe Kaluszyner	Keenen Lee	Roxanne Shell
Serge Denis	Vyas Dake	Shekaiba Saidy	Brian Woods	Samuel D. Godin	Randy Carver
Anthony Blair	Beverly Jenkins	Ryan Quintana	Shameer Griffin	John L Calderone	Håvard Birkeland
Abdulkabir Ajia	Rohan Puri	John Cowan	James L Dietrich	Shane Mair	Garry CHAN
Leonie Wedderburn	Isiah White	Carl Doughty	Stephen Burns	Ken Roepe	Martin Ringwelski
Timothy Gallon	Jason Rohrer	Joel Newman	Tiandra Caesar	Giselle Jasmin	James Weber
Holly Rice	Kenneth Womack	Moshe Rosenfeld	Daryl Pater	Daniel Mills	Bon Koo
Rodrick Ellis Loud...	Steven Ganz	Johannes Van Galen	Muhammer Negiat...	Jim Worthy	Drew Wilkinson
Kathleen Ann...	Arcangelo Ercole	Eric Bippert	Craig Bybee	Gary W Fredericks	Katherine Thompson
Katherine Francis	Peter Lee	Samantha Spencer	David Rempel	Keith Gerke	David A Baldwin Sr
Thomas Dennison	De Lanzer Ford	Josianne Dupuy	Ayele Gizaw	Adrienne Anderson	John Fogg
Jonathan Hanson	Irene Mathusek	Mohammed Amin...	Harry Han	Lanise Lynn Ferguson	Steven Ferrari
Walter Holt	Mahesh Golla	David Samkutty	Kathleen M Beebe	Raja Shekar Vannela	Mindy R Sugarman
Leola Williams...	Wayne Epps	Christopher Prajogo	Natalie Milligan	Jose Osorio	Aaron Kager
Spencer Gore Fields	Stephen R Ransom	Christopher Dean	William Johnson, IV	Lizella West	Jason Manske
Daniel Rojas	Christopher Finck	Frederick Bredemeyer	Zeesha Braslawsce	Monsurat Kadri	Evert Carlsson
Eric Rainaudi	Suzette Shepherd	Charles Caldwell	Meenu Sood	Frank Dekker	Michael Till
Adam Coyne	Joe Hearn	Andrew O'Callaghan	Maria Luisa Chua	Cynthia Brinkman	William Gustav...
Felix Tejada	Agai B Jones	Ayodeji Rojugbokan	Jequil Hartz	Bhipesh Kumar Harani	Venkata Muppala
Bryan Wilson	Mai Murray	Abel Moya	Toshi Kempkes	Owe Farrell	Kenneth Lee
Maximilian Klose	Lonnie D Coble	Kiranmayi Komati	Christian Paproth	Tim Gentsch	Arthur Miles Hebert
Candice Smith	Colin Okasaki	Brian Green	Victoria Brannon	Jimmy Hawkins	Bryan Ballesteros
Richard Campbell	Andreas Skevas	Amber Van Mason	Howard Talesnick	Pamella Ford	Eric Burgess
Fiorella Tineo	Troy Whitaker	Charles Farris	Larry Hawkins	Abhishek Reddy...	Shelly Kennin
Mark Matta	Dariana Francois	Raju Angani	Sailesh Peringatt	Lawrence Chong	Andrzej Olszowka
Kevin Werner	William R Rueth III	Ana Quinones	Diamondali And...	Alexander Sibley	Grayson Golka
Matthieu Maria	William Lanier	Chad N Ava Vickrey	Michael Devoney	Camille Beydon	Vincent Jones
Paul Allee	Elerico Howard	Starr DAWSON	Jose A ESPEJO	Johnitta Clemons	Hyuncheol Song
Rich Goodman	Bonita JONES	Maurice Adovoekpe	Marvin Wayne Pearson	Joey Sawyer	Michael DeLaMater
Shine Quashie	Stephanie Moore	Justin Hennequant	Wil Thornthwaite	Ralph Gorham	Richard L Green
Yue Kong Lau	Andrew Collins	Chukka Annadi	Kaviraj Krsnadas	Mark White	Kenny AMADO
Marquis Mattison	Rohan Rodrigues	Randy Sanders	Andrey Shalaurov	Gus Abdallah	Krishna Feldman
Steve Trejo	Christopher Garrett	Michele Stratton	Cameron Howell	Justin Long	Wenyu Xie
Peter Maio	Philip J. Haselbauer	Y B	Sachin Vyas	Angelo Carlos	Samuel Nwanze
David Katralis	Kenneth Iha	Pamela Page	Grahame Harlow	Jonathan Choi	Keaton Albers
Bruce Cutlip	Jose A Gelpi	Mark Everingham Jr	Kerrianne Dizon	Shameka King	Durganand...
B Enfield	Phani Neelamraju	Noah Cole	DOTTY HUDSON	Joel Marolf	Joshua Littlejohn
Pheng Vang	Christopher Joseph...	Lance Dillard	Kimberly GARTH	Luciano Ferreira	Christine Donnelly
Klajdi Hena	Tshaka Nesbitt	Cecile Gozun	Arun Kamoji	Thurman Clifton...	Jennifer Walford
Shelley Standish	Peter O Garrett	Victor Chapela	Jordan Stewart	HENRY HANS...	Augustina Bryan
Olatubosun Adigun	Thomas Rogers	Florence Hardy	Adam Joseph Rawlins	Angelica Garduno	W O

Monico B. Faller, Jr.	Alvester Williams	Aji Dizon	Charles Vollmar	Kevin MacDormott	Dushime Thierry...
Nicholas Allen	Jonathan Braxton	Andrea Marchi	Jimmy Black	Jon Tompkins	Richard Hartung
Charity May	Kaibeh Akoi	Jennifer Ouye	John Czarnecki	Tristan Assimos	Joseph Zappia
Richard Strieck	Antonio San Martin	Michael Patrick...	David Vazquez	Deidre Somdah	David Bates
Moe Browning	Vijay Velayutham	Aaron DiAntonio	Hari Subedi	Charles Reinwald	Anthony Brewer
Sarah Chmielak	Joshua Jonathan...	Walter R Bartram	Elizabeth Green	Robert Boyd	William Drevescraft
Hector Tijerino	Princesse Mbome	Shelby Thuruthumalil	Rajesh Setty	Yvette Patacsil	Murali NAGARAJAN
Lawrence Jackson	Kenneth Preisler	Jeanette Farrell	Ricardo Rodriguez	Bradley Gloyd	Glenn Abney
Dc Smith	Sylvester Arcaro	Jerry Lusk	Edward Pimentel	Shenyuan Pai	Hemke Schenk
Aivaras Liutvinas	Franklin E. Powers, Jr.	Tim Dowe	Richie Johnson	Omid Borjian	John A Kosowsky
Jon FETTIG	Haoning Zhong	Joseph E. Boucher	Paul Canuelle	Denise V Simonsen	Robert Yeoman
Andy Kocharian	George Krupinsky	Olessya Medvedeva	Amy Caldera	Joris...	Joseph M Winesburg
Steven Lewis	Nalini Durgana	Jakub Stogr	Fely ANDRADA	Jonathan Bonaventura	Caio Maroni Giannella
Peter Winegardner	Stephen Giordano	Tobias Joachim...	Noah Whittaker	Kumiko Oga	Miguel Turcios
Larry Mawby	Walter R Creasey Jr	Paul Isenbarger	Craig Nakahira	Danae Steele	James Dobbins
Robert Cousins	Stephen Ekegren	Victor Olowo	Chester-Castillo...	Noah Mengu	Pamala MEADOWS
Estelle Beauge	Ronald Fitch	Christophe H Locussol	Charles E Kirkendall III	Matthew Franklin	John M Straub
Raymond Nuenke	Enos Smith	Ryszard Paliwoda	Mark Arruda	Melvin M Takahashi	George Braun
Sead Pepic	Cem Aydinok	Gene Handler	Rocky MOREAU	Eneida Hassrick	Andrew Neely
Daniel Weiss	Loralee Greiner	Bobby Evans	Milind Makwana	Janet Kay Herring	Andrew Fritzler
Andrea Bearam-White	Vijay Saaraswat	Bharathi Nanjappa	Kevin Riffle	Brandon Kocher	Jose Vargas
Chris Shaw	Tod Mesirow	Scott R Berndt	Erskine Rogers	Raquel Dawkins	Hector Perez
Susan Bridgers	Sheldon Cohn	Brendan Williams	Aidee Wilcox	Darnell Lee	Alexander Kuehne
Nicholas Gessner	Diane Marr	Scott Churchman	Kami Luigs	Raymond E. Wiggins...	Sandra Showalter
Melissa Givvines	Olga Milman	Tony Davis	Sohail Huda	Diane Spengler	Lili Ann Tuccinardi
Ronald U. Denmon	James Barnett	China E Zodivulkan	Timothy Devine	Chad Moore	Adrian Fernandez
Hermann Weber	Chunwa CHENG	Steven Eggert	Brian Anderson	Kathy Galloway	Dallas Victor...
Margaret Evancho...	Clentis White	George E Hornberger	Barry Weinstock	Ranganathan...	Paul Allard
John Spanitz	Paul Erling	Heidi Klindworth	Jacob Measels	Ean Lake	Asim Digna
Kane Yi	Dawn Elford	Shelon Bormann	Eli Benitez	Manuel Alberto...	Jacob FRIESEN
Alan Burnes	Ann Beaver	Young Woong Kim	Keith Nation	Robert N Brown III	Lukas Kawka
Midhat Qidwai	Chanya Roye	Charles Thompson	Jamie Bittle	Eufred Houndegla	Daniel Holligan
Dustin Hoke	Tj Whelan	Hayden Guild	Kevin Benson	James McCullum	Amanda Mick
David Coppola	William A. Gibbs	Sung Wu	Daniel Schmitt	William Overin	Joshua Smith
Inocencio Gonzalez	Jacob Leroy Haynes	Doug Kamin	Erik Voges	Gregory L Key	Sudhakar...
Benjamin Ladabaum	Michael Yaldezian	Steve J RACINE	Jim F Reed	Victoria L Wilson	Muhammet Fatih...
Christopher Hartley	Kendra Barry	Mark Lucanic	Matt Borsa	Adisa David Akinbami	Silas Brandon
Robert Martí	Satwant Shottha	Elliott Berg	Alex Hold	Michael Chen	Philip Paraggio
Josh Winans	Les Lewis	Peter Kapustynski	Veronica Thornton	Jeremy May	Ryo Canda
Marcus Leeb	Evan Langhorst	Damique Luton	Wilfred Cabahug	Brian Drummond	Judith Fay Gruber
Betty M CULPEPPER	Rahim Azizzi	Janice Anderson	William De Jesus	Lewis Elliott Warner...	Todd Kenworthy
Maureen Vann	Simeon Murrell	Steve Tersigni	Nicholas Alexander...	Gabriella Espinoza-...	Shawn Stembridge
Abram Clark	Andrew Henson	Jack Looper	Francisco Garcia...	Shelita A Nelson-...	Victoria Lerner
Jose M	Chelsea JOHNSON	Terrance Antowine...	Kerry HAGANS	Daniel Brock	Mike Wileman
Chad Bacek	Jesse Spears	Jeff Edelstein	Kweku Hanson	Thomas Padin	Yuliang Liu
Judy Liberto	Jose A Jimenez	Tyrone Sparrow	Devin Jones	Barbara Sickler	Ronald Benner
William P Kopulos	Thaddeus Onwuka	Florian Cargouet	Christopher Lallau	Bengt Novik	Zach Hope
Jonathan Lubar	Erik M Mitchell	Scott Billups	Mark Schoning	Veronica Tait	David Smith
Previl Orisma	David Jensen	Charles Y	Lance Berg	Stephen Chase	Sivakumar Karur...
Anthony Anzalone	Keith Henderson Jr.	Arlene Ritchie	Sidney B Fulton III	Kevin Thomas...	Joshua Brown
Chun Siong Tan	Steve Cuccio	Carl Chapman	Marvin McCreary	Joseph C Stevens IV	Loren Pak
Ray Shaffer	Jon Caton	Rick Bearbower	Alfred Starnes	Jason Homesley	Scott Gall
Tommy L Pierson	Sean Harrington	Sergio Lopez	Anand Varahala	Midhun Thomas	John Somdecerff
Joshua Johnson	Vonda M. Sargent	Raymond Prato	Mark Frohnmayer	Paul Kerrigan	Edward Lee
Ryan O. Pierce	Christina Plumley	Sergio Esquivel	Grant Stanis	Michel AVRAMOV	Brendan Beadles
Roy A Flegenhiemer	Lynn Pyle	Marino Santini	Desiree Tollis	Peter Wilhelmsson	Mary Cummins
Leif Erickson	Lester Patmore	Franklin E Njubigbo	V Jethwani	Kerry Banahan	Justin Jessop
André NAGANT	Saad Shaikh	Tamas David	Tomasz Cebula	Xiang Chen Zhou	Haakon Foshaug
Martin Van Dord	Barry Sheppard	Charlotte Fryers	David Parker	Sanjeev Patel	Emma Daae Balleby
Diane Kestner	Karen Reed	Justin Blau	Aaron Philip	Jose Javier Barquin...	Andrea K Tembreull
Simcha Dewick	Benedict J. Brady	Andrea Lomelin	Ante Loncar	Ian Khuong	Andrew Reed
Charles Sullivan	Joel Kuehl	Harold Lynch	Kiritkumar Patel	Jennifer Huntington	Dan Denoyer
Cristian Dan Pirnog	Daryl FABER	Brian Blackford	Michael Plath	Lisa McCarthy	Gregory A BALL
Carmen Kennedy	Madhavi Chenna	Thomas James Walsh	Harry Tsiakiridis	Jim Patton	Alejandro Fernandez
Lindsay Standen	Jebin George	Louise Ibsen	William Long	Ronald Odell...	Ali Almattar
Mark Soltz	Pamela Wackler	Kurt Searvogel	Rod Cantlay-Hollis	Mark Hamilton	Hugh Shealey
Angelo Stefanoni	Shannon Chavez	Brent D. Staton, MD	Anthony Joseph Parisi	Hamish McMichael	De Shawn Hammons
Maher Eldadah	Tracy Smith	Charles Wise	Davin Phillips	Paul Zaklukiewicz	Joshua George
Thomas Pitzen	Jan Tichy	Dan Mason	Jeff Hall	Charles Hoesch	Long TRAN
Kent Pittman	Matthew Echeverria	Jun Lan Lyu	Dale Spiess	Stefan Sztancsa	Michael P Gretchen
John Hayes	Danny Lindley	Hyeongyu Baek	Robert Whitaker	Timothy Stumpff	Jayson Gonzales

Darryl Roundtree
Tonia Willekes
Gregory Nye
John Miller
Robert Knox
Eileen Villacorte
Mark Buckley
Nancy Southin
Greg Lane
William Dela Cruz
Patrick Smellie
William Hoffman
Tracy Jacobs
Frans Muller
Marco Posillico
Serge Colin
Marcus L Latimer
Bruce Bass
Timothy Walton
Josh Chen
Cynthia L Bowman
Desmond Kang
Glenroy Wilson
Elizabeth Bina Ritter
Gordon A Martinez
Joseph & Sharon...
Brandon Gochenour
Ed Park
William Peter...
Shaun Mitchell
Hiren Patel
Christine Marie...
Jeffrey McKay
Clark Amling
Amandeep S Nijjar
Eleanor Fisher-...
Raymond L. BOROM
Tatsuya Kaihara
Doug Ford
Dan Reedy
Mark McKee
Cheolmin JEONG
Matthew Wallis
Leticia F Sandoval
Mitchel J Carlsen
Brian Stewart
Laura Dunn
James Pinchbeck
Shannon Cox
Erik Dean
Steven Syracuse
John Furlano
Ken S
Luigi Totaro
Dean Urevig
Soni Baby
Stephen Weiss
William Pentler

Maarten S
Marty D. Monroe
Peter Booth
John T Miles
Kevin Jaggi
Nanette Musch
Bhanu Karumuri
Richard MILLS
Troy Geringer
Felipe Santos Batista...
Joshua Taddeo
Sukhpal Toor
Dan Denoyer
Manosh Chalasany
Daniel W Smith
Fatima Diop
Andrea Walker
Jack Brockman
Sekaidah Rogers
Stefano Lorusso
Ashley Hooker
Jason Dellorfano
Redouan Badri...
Dennis Ray Thomas
Melvajean Eason
Tony Vangelist
Jack Chu
Aundrea Veney
Thomas Andersson
Katherine Skelton
Michael Uwakwe
Bonnie Gibbon
Kassidy G Adamek
Roger Alan...
Vincent Stap
Tammy Warren
Tom Schotland
Mary Sama
Robin Graeme Arak
Mark Shah
Etta C Mill
Justin Atkinson
Russell Harms
Darshy MEHTA
Aliyah Hernandez
Ronel Rhys R. Pe
Daniel Miller
Tera Emter
Suzanne P
Tow Joon Heng
Francis Reynolds
Herbert Cohrs
Jonas Göthlin
Sam O'Sullivan
Richard Manning
Mussie Eyob
Doug C
Cioaca Mihaita

Joy Pollard
Paul Chastant
James Henke
George L Lee III
Bill Schneider
Veronica Lemperle
Chetan Dhumane
Andy Cahill
Brian Kenyon
Kristy Nelson Leffers
Michelle Rachel...
Randy Asher
Bibhu Mahapatra
Robert Koo
Vincent Purini
Kim Lanier
Narelle Mackenzie C...
Okunade Olateru-...
Brian Wenner
Vanessa Vaughn
Eugenia Miller
Danny Lee
Ashley Patterson
German Marimon...
Princess Flores
Dubaic Predrag
Jesse A Cupp
Joe Southern
Julia Jungwirth
Nathan Dorsey
Paul Efron
Daan Kleis Jacobs
Linda Welsh
Chris Schoenherr
Jeffrey Simon
Jose Montes
Veerle Ostyn
Lucas Robinson
Allen Jowers
Andrew Negus
Jeffrey Benedict
Charles Kelly
Chris Carter
Daniel McAvoy
Ann Blankenship
Tom Summerscales
Gabriele Bates
Nekil S
Nektarios Tsoromokos
Hugo Vieilledent
Shawn Cavanaugh
Roman Mozzetti
Pierre WALKER
John O Teige
Corey Finch
Mohamed Ayash
Ken (Dig-Dug)...
John ROCKWELL

Kelly Wayne Hyde
Kranthi Kalagara
Sam NUON
Carrie L James
Melodie J Dobbins
Fernando Meza
Davide Sala
Babajide Patrick...
Nyamekye Laird
Tommy Hong
Jonathan H Kaplan
Eric Norberg
Kristi Sewing
Sheryl Lynn Jahn
David Harrison
Bill L
Jose Rodriguez
Andrew McAfee
Owen Long
Kevin Cole Jr
Daniel Russell
Peter Martin
Shawn A Yarley Show
Nathan Johnson
Farrad Conover
Rajiv Panta
Tom Neuman
Timothy Dykema
Antonio Vila Sainz
Tussaint McPherson
Fabio Pencle
Michael Bittinger
Trevis Joseph
Dawn Walker
Asr Hotep
Carlos Alberto Reyes...
Gilfred Hart
Yolanda Levels
Kevin Holley
Serban Barbato
Bradford P Broehm
Alvaro Oballe Simon
Daniel Zajarias-...
Jose L. Delgado -...
Paul Chapman
Hugues Billette De...
Alex Woolner
David Nichols
Antonio Gamboa
Dino P
Irene Sky Woods
Ryan Gaspar
Deanna Tauriello
Marcus Groher
Benjamin Voumard
Patrick Ramsey
Daniel Bilger
Richard Houghton

Elizabeth Fryers
Carol Davids
Sarah Coker
Tynaya Dean
Gary Porter
Later Later
John R Schroeder
Martin Kerr
Phil Knowles
Sharon Allison
Tom Fender
Joannes Valkenberg
Donald H Butterfield
Joshua McDowell
Carl Wegner
Ronald GEORGE
Earlando Oliver...
Mitko Bojcev
Robert Claggett
Melody Vo
Genovia Williams
Chris Angiolillo
James West
Benjamin Belk
Gautam Raj Mode
Nikita R
Joakim Hassila
Bob Dunkelberger
Daryl Rolle
Richard Keeney
Nancy Walcott
Ana Angel
Loretha Pennix
Daniel Spencer
Cipriana GONZALEZ
Ethan Holden Jude...
Roy Wiggs
Mina Black
Andrea Lertora
Hilary Maguire
Jacqueline Noyles-...
Carol Kalilikane
Tecla MacDonald
Isaac Hernandez
Quinn Morley
Max Alonzo
Matthew Koski
Travis Garden
Warren Peltz
Patrick LoConte
Cri Cri
Lukas Lindemeier
John Maloney
James C.
Abhishek Chauhan
João Bernardo...
Massimo Travagli

Ken Kunkel
Alfredo Sosa
Qingwu Yang
Marybeth MURRAY
Brian P. Kidd
Shava Smallen
Terry Kitt
Raymond Talbot
Lacie McCormack
Ruth J Dickson
Steven Gray
Duane Allen Bishop...
Tony Kigano
Robert Moses
Norris Reynolds
Eric Jenkins
Jan Edgren
Miguel Fabregas
George Kaiafas
Zachary Hardesty-...
Maung Nay Lin
Logeshwaran Orathu...
Lawrence Hirst
Garland L. Holt
Peter Aronoff
Derek Murphy
Elisabeth Kontner
Benjamin Zisman
Scott Newell
Breck Pitre
John Walcott
Théo Da Silva
Raphael La Rose
Sarat C Challa
Benjamin Allison
Nicholas Newton
LaTonya Draine
Dirk A Marvin
Nicole Smith
James Niimoto
Laine Albert Lewis
G.W.M. Seegers
Rene Pothetes
Kit Muise
Greg Jensen
Oliver Beh
Patrick Erhardt
Daniel Villamizar
Nathaniel Sbar
Fotios Megarissiotis
Robert Knapik
Elisha Wellman
Werner Piek
Michael Kantor
Carlos Celis
Gerald Lindner
Og Mellet

Thank You!

From the The SMART Tire Company Team



Earl Cole

CEO

Techstars mentor, Stanford & University of Washington business program mentor, worked with mega brands @Disney, @Honda, @Google. Proud father (x2), serial...



Brian Yennie

CTO

3x cross-industry technical founder. Previously @IDEX, @Showroom, @Newzcard. Creator of first eco-friendly virtual world for kids. National Merit Scholar. Owner /...



Jim Benzing

Principal Engineer

R&D 100 Award Winner, original inventor of the lunar spring tire, NASA consultant, 20+ tire patents. 43 years at Goodyear...



Charles Weinberg

Senior Engineer, Shape Memory Alloys

PhD in Mechanical Engineering from University of Minnesota. Studied structural design with shape memory alloys and co-...



William Farah , Esq



Karen Jones, MBA

General Counsel, Venture Capital Advisor

Entrepreneur & lawyer. Consultant for SOS Ventures. Director @ First Step Foundation and former ATP to...

Advisor, Federal Aviation Administration

Executive MBA with 20+ years experience working for the government in supply chain logistics and employee...



Angela Helin

Advisor & Investor

Principal Load Engineer, SpaceX



Brennan Swain

Patent / IP Counsel

Details

The Board of Directors

Director	Occupation	Joined
Brian Yennie	CTO @ The SMART Tire Company	2020
Earl Cole	CEO @ The SMART Tire Company	2020

Officers

Officer	Title	Joined
Brian Yennie	CTO	2020
Earl Cole	CEO	2020

Voting Power

Holder	Securities Held	Voting Power
Earl Cole	4,500,000 common stock	45.5%
Brian Yennie	4,500,000 common stock	45.5%

Brian Yennie 4,500,000 common stock 45.5%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2020	$100		Section 4(a)(2)
12/2020	$2,000		Section 4(a)(2)
01/2021	$2,000		Section 4(a)(2)
02/2021	$1,200		Section 4(a)(2)
03/2021	$1,000		Section 4(a)(2)
03/2021	$1,500		Section 4(a)(2)
05/2021	$1,500		Section 4(a)(2)
05/2021	$500		Section 4(a)(2)
08/2021	$10,000	Safe	Section 4(a)(2)
09/2021	$1,296,681		4(a)(6)
10/2021	$49,500	Safe	Section 4(a)(2)
11/2022	$65,361	Preferred Stock	Regulation Crowdfunding
01/2023	$28,000		Section 4(a)(2)
01/2023	$20,000		Section 4(a)(2)
	$1,012,646		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

Name	Brian Yennie
Amount Invested	$28,000
Transaction type	Other
Issued	01/01/2023
Relationship	Founder

Promissory note with 0.5% monthly interest (repaid)

Name	Brian Yennie
Amount Invested	$1,200
Transaction type	Other
Issued	02/22/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,500
Transaction type	Other

Issued	05/03/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$500
Transaction type	Other
Issued	05/17/2021
Relationship	Founder

Loan from shareholder

Name	Deborah Moore
Amount Invested	$20,000
Transaction type	Other
Issued	01/01/2023
Relationship	Mother of Brian Yennie (founder)

Promissory note with 0.5% monthly interest (now repaid)

Name	Brian Yennie
Amount Invested	$100
Transaction type	Other
Issued	11/30/2020
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$2,000
Transaction type	Other
Issued	12/07/2020
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$2,000
Transaction type	Other
Issued	01/27/2021
Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,000
Transaction type	Other
Issued	03/29/2021

Relationship	Founder

Capital contribution

Name	Brian Yennie
Amount Invested	$1,500
Transaction type	Other
Issued	03/31/2021
Relationship	Founder

Capital contribution

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	11,886,765	9,000,000	Yes
Preferred	1,986,765	1,080,178	Yes

Warrants:	0
Options:	1

Form C Risks:

NASA participation is not fully guaranteed. Some research & development resources also work for the Mars Rover team, and can be recalled for mission critical work.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Licensing terms. The SMART Tire Company licenses technology from NASA, and does not currently have worldwide exclusivity in all fields. NASA, at its sole discretion, could limit the ability of STC to obtain full IP protection for the technologies covered and/or choose to license to another company if insufficient progress is made towards commercialization.

Consumer adoption. While we consider our initial product, the METL bicycle tire, to be a premium product, consumers could continue to prefer cheaper alternatives.

Safety concerns. Our prototypes have not been tested over longer durations and all potential conditions. There could be unforeseen safety concerns with a new type of tire.

Material costs could fluctuate. A rise in commodity costs for nickel or titanium could adversely affect our ability to produce a cost-effective product.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The SMART Tire Company, Inc.

Delaware Corporation
Organized August 2020
4 employees
1450 Firestone Pkwy Unit E
Akron CA 44301 https://smarttire.com

Business Description

Refer to the The SMART Tire Company profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The SMART Tire Company is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less